Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a press release issued by The McClatchy Company on April 26, 2006.

Contacts for The McClatchy Company:

Elaine Lintecum

916-321-1846

Sarah Lubman or Christina Stenson

Brunswick Group

212-333-3810

The McClatchy Company Receives DOJ Request for Additional Information

Regarding Proposed Acquisition of Knight-Ridder, Inc.

SACRAMENTO, CA, April 26, 2006 - The McClatchy Company (NYSE: MNI), today announced it has received a request for additional information from the U.S. Department of Justice (DOJ) pertaining to McClatchy’s pending acquisition of Knight-Ridder, Inc. (San Jose, CA, NYSE: KRI).

The scope of the DOJ’s request is limited to information concerning the Minneapolis - St. Paul, Minnesota area. McClatchy has previously announced its intention to divest the St. Paul Pioneer Press newspaper, currently owned by Knight-Ridder Inc., to a third party.

A “second request” extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) during which the DOJ is permitted to review a proposed transaction. McClatchy intends to respond promptly to the DOJ request.

“This represents a step forward in our effort to close our deal with Knight Ridder in a timely manner,” said Karole Morgan-Prager, Vice President and General Counsel of McClatchy. “We are delighted that the Department of Justice review confirms our belief that there would be no antitrust concerns other than in the twin cities of Minneapolis and St. Paul, where we intend to sell the Pioneer Press to remove any concern.”

IMPORTANT ADDITIONAL INFORMATION

On April 14, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a preliminary Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. This material is not a substitute for the final Prospectus/Proxy Statement/Information Statement regarding the proposed acquisition. Investors and security holders of McClatchy and Knight Ridder are urged to read the preliminary Prospectus/Proxy Statement/Information Statement and the final Prospectus/Proxy Statement/Information Statement carefully when available because they will contain important information about McClatchy, Knight Ridder, the transaction and related matters. The final Prospectus/Proxy Statement/Information Statement will be mailed to stockholders of McClatchy and Knight Ridder. Investors and security holders will be able to obtain free copies of the Registration Statement and the final Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the final Prospectus/Proxy Statement/Information Statement when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the final Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder will be included in the final Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.